REDACTED VERSION

Intangible Asset Valuation Report

Prepared for

LORUS THERAPEUTICS INC.
December 11, 2006

Issued by

Frank De Lisio, CA•CBV
C/A Valuations Inc.

NOTICE TO READER: This document has been edited from the original to redact commercially sensitive material pursuant to a decision document of the Ontario Securities Commission, as principal regulator under the mutual reliance review system for exemptive relief applications dated June 22, 2007.

2225 Sheppard Avenue East, Suite 1001, Atria III, Telephone 416. 498.5285, Fax 416.498.9501
e-mail: delisio@cavaluations.com web address: www.cavaluations.com

Table of Contents

Summary Report

Page

Appendices

Introduction

Description of the Assignment

Lorus Therapeutics Inc. ("Lorus" or the "Company") has engaged C/A Valuations Inc. (hereinafter, "we" or "us") to develop and express an independent opinion as to the fair market value of the subject property on a prospective basis.

The subject property consists of certain intangible assets associated with the Company's leading cancer drug candidates, Virulizin® and GTI-2040, including related patents and licenses, registered trademarks, clinical data and associated business plans (the "Subject Property"). For a more detailed description of the Subject Property refer to the discussion found in this report under the heading *Description of the Subject Property*.

Summary Description of the Company

Lorus is a life sciences company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer. The Company has a number of cancer products, used in combination with other drugs, in various stages of clinical development. In October 2005 the Company announced that it would suspend all Virulizin® clinical development in favour of licensing out drug candidates currently in its pipeline. Lorus has recently secured additional equity financing, which will be used to continue to fund its R&D programs.

Date of the Valuation

The valuation conclusions expressed in this report are effective November 30, 2006 (the "Valuation Date").

Purpose and Intended Use

We understand that the Company will be relying on our fair market value assessment for purposes of executing a transfer of the Subject Property to an affiliated entity. The subject transaction is a part of a corporate reorganization involving a non-arm's length transfer of the Subject Property.

Definition of Fair Market Value

For purposes of making this assessment we adopted the following definition of fair market value[1]:

> *The highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm's length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.*

Fair market value has been established under the premise that the highest and best commercial use of the subject IP will remain in the therapeutic treatment of cancer.

[1]. As per definition included in the International Glossary of Business Valuation Terms adopted by the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

Reporting Currency

Unless otherwise stated all figures in this report are stated in US Dollars. For translation purposes we have adopted a C$/US$ conversion rate of C$1.14[2].

Opinion

Based upon and subject to the foregoing, it is our opinion that the fair market value of the Subject Property amounts to US$33.1 million at the Valuation Date (*Refer to discussion under the heading Valuation Analysis below*).

[2]. Closing exchange rate as at November 30, 2006, as reported by the Bank of Canada.

Scope of Work

We have, in accordance with the terms of our engagement, and subject to the exercise of our professional judgement, relied upon and assumed the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions and representations obtained by us from public sources, the Company and its representatives (collectively, the "Information"). The valuation opinions expressed in this report assume, and are conditional upon, the completeness, accuracy and fair presentation of the Information. The Information we relied upon in making this assessment includes the following:

- Lorus' consolidated financial statements for the fiscal year ended May 31, 2006 and the three-month period ended August 31, 2006;
- 2006 Annual Report and Annual Information Form and Management Information Circular dated August 11, 2006;
- Lorus' 2007 annual budget for R&D expenditures;
- Management's critical path for the commercialization of the Company's leading drug candidates, including decision tree analyses and projected milestone dates;
- Summary description of the Company's intellectual property portfolio, issued and pending, as of the Valuation Date;
- Analysts reports prepared by Maria Lukevich of Frazer Mackenzie Limited and Claude Camire of Paradigm Capital Inc. both dated February 2, 2006;
- Selected information on guideline companies and precedent transactions;
- Selected economic, market and industry information relevant to the biotechnology sector;
- Meetings and correspondence with members of the Company's senior management ("Senior Management"), to discuss among other things, the Company's drug development programs and opportunities and possible risks associated with each of the strategies the Company may pursue in commercializing its leading drug candidates; and
- Such other corporate, industry and financial market information, investigations and analyses as we considered necessary or appropriate in the circumstances.

Following the completion of our preliminary valuation analysis, but prior to the issuance of our final report, we also completed the following procedures:

- We prepared and circulated a draft valuation report for review and comment; and
- Obtained a management representation letter confirming the completeness, accuracy and fair presentation of the Information.

Senior Management, to the best of our knowledge and belief, has not denied us access to information that could materially influence the valuation conclusions expressed herein.

The Market for the Subject Property

In an open-market context there are as many prices for an intangible asset (IA) as there are potential purchasers. The value a potential buyer will ascribe to a particular IA will ultimately depend on his/her unique capabilities and particular strategic[3], financial[4] or synergistic[5] objectives. Therefore in evaluating a particular acquisition opportunity, prospective purchasers will attempt to identify and quantify the post-acquisition benefits that may be available to them. Since each prospective purchaser is unique in terms of capabilities and objectives they will each have different expectations regarding the level of post-acquisitions benefits[6] they can derive from a particular IA.

A purchaser has a greater ability to identify and quantify the economic value of potential post-acquisition benefits. It is only during the process of negotiating a third-party sale that it becomes possible for a vendor to attach any specific or finite value to any perceived post acquisition benefits. As the Subject Property was not exposed in the marketplace on or about the Valuation Date[7], it was not possible for us to attach any specific or finite value to possible post-acquisition benefits and/or advantages that may or may not be perceived by a prospective acquirer.

Accordingly in the context of a notional market valuation, where there is no basis to support a special purchaser market, IA will generally be valued in terms of its intrinsic or stand-alone value, without consideration of potential special purchaser benefits. Accordingly, in valuing the Subject Property we did not recognize a special purchaser premium[8].

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3. Strategic buyers look to acquisitions as a means of achieving long-term corporate objectives (e.g. enter a new market, eliminate a competitor). Strategic buyers, for the most part, are represented by large corporations recognized among the leaders in their respective industries.

4. Financial buyers are generally attracted to business assets that are undervalued, unencumbered and capable of yielding a steady cash flow stream. There are two main characteristics which distinguish financial buyers from other corporate purchasers; (1) their willingness to fund a large portion of the purchase price with debt financing; and (2) their desire to ensure they possess the capability of achieving an orderly and timely exit from their investment position.

5. Synergistic buyers will acquire a business primarily to exploit scale economies, reduce risk (e.g. by eliminating a competitor) grow faster. For the most part synergistic buyers will already be operating in a similar line of business.

6. Post-acquisition benefits refer to those benefits a prospective purchaser may realize following the acquisition of the Subject Property, due to the unique nature of their complementary assets.

7. The principal has represented that the Subject Property has never been exposed in the open-market nor been the subject of a serious expression of third party interest. Furthermore, Senior Management has indicated that the Company has no immediate desire to monetize its technology investment.

8. In the context of a notional market valuation, where there is no basis to support a special purchaser market, the accepted practice is to value the subject IA in terms of its intrinsic or stand-alone value, without consideration of potential special purchaser benefits.

Economic Outlook

GDP Growth

After advancing at an annualized rate of 3.8% and 2.0% in the first and second quarter of 2006, the Canadian economy cooled in the third quarter dropping to an annualized growth rate of 1.7% The consensus view is that Canada will report real GDP growth of less than 3% in 2006 and 2007.

On the positive side consumer spending grew 4.2% during the third quarter, a stronger pace then the prior quarter as spending on durables, semi-durables and services rose. Business spending also accelerated in the third quarter to an annual rate of 7% from 5.4% in the previous quarter.

Growth in services was offset by a weakness in manufacturing as the high Canadian dollar and, to a lesser extent, higher energy prices are continuing to dampen growth in the producing sector. On the positive side the high dollar and low interest rate environment is facilitating productivity-enhancing capital investment, which should translate to higher corporate profits in the future.

Canadian Economic Outlook[9]

	2005A	2006E	2007E
GDP growth (y/y % growth)	2.9	2.8	2.4
CPI (y/y % growth)	2.2	2.0	1.8
Unemployment	6.8	6.3	6.3
3-month T-bill rate	2.69	4.01	4.01
10 year government bond	4.07	4.21	3.93
C$/ US$	1.21	1.14	1.15

The US economy grew at an annualized rate of 1.6% in the third quarter compared to 2.6% in prior quarter. A sharp decline in homebuilding activity combined with a slowdown in the export sector spending led to the slowdown. It appears monetary tightening by the Federal Reserve is beginning to have a moderating impact on the economic expansion. The outlook is that real growth will remain in the vicinity of 3% during the next 2 years.. A continued rise in energy prices combined with a prolonged slide in house prices however could shake consumer confidence.

US Economic Outlook[10]

	2005	2006E	2007E
GDP growth (y/y % growth)	3.2	3.3	2.6
CPI (y/y % growth)	3.4	3.2	2.2
Unemployment	5.1	4.6	4.7
3-month T-bill rate	3.21	4.86	4.68
10-treasury bill	4.29	4.79	4.44
US$/ Euro	1.24	1.26	1.31

[9]. BMO Financial Group, Economics Department, December 1, 2006.

[10]. Ibid.

Inflation

Despite healthy growth in consumer spending, employment and energy prices inflationary pressures remain in check. Although corporate managers expect that prices for goods and services will rise at a faster pace during the next 12 months than they have during the prior 12-month period, the private sector continues to believe that inflation will remain within 1% to 3% during the next 2 years.[11]

Interest rates and Monetary Policy

The Federal Reserve in the US has finally paused following 17 consecutive interest rate hikes, which brought the discount rate to 5¼%. Although core inflation remains elevated, inflation expectations should remain contained by soft economic growth. The Federal Reserve is expected to remain in the sidelines until 2007 where it is expected to cut its discount rate by 50 to 75 basis points to reach a more neutral level of 4.50% to 4.75% by the summer of 2007.

Although it has downplayed expectations of further rate hikes, the Bank of Canada has clearly stated that it must keep its options open. At its current level of 4½% the overnight rate remains a full 75 basis points lower than the US discount rate.

So far the Federal Reserve has had little influence on the US bond markets, which have kept bond yields stubbornly low in relation to the bank rate. At this point the interest rate spread on 10-year government bonds sits at about 50 basis points below the bank rate. The expectation is that we will see a gradual steepening of the yield curve once the Fed begins easing on interest rates.

Foreign exchange markets

The US dollar can no longer rely on the support of the Federal Reserve. The US dollar has weakened in May, in particular against the British pound and the Euro, two currencies that have been supported by high interest rates overseas. Looking ahead the US dollar is expected to depreciate further in response to continued global monetary tightening, expected Fed easing, and a high US current account deficit.

[11] . Business Outlook Survey, Bank of Canada, Autumn 2006 edition.

Industry Overview

The pharmaceutical industry is characterized by a highly risky and lengthy R&D process, intense competition for intellectual property, stringent government regulation and powerful purchaser pressures. The industry encompasses three distinct sectors: large pharmaceutical firms ("Big Pharma"), generic drug manufacturers and biopharmaceutical firms. Big Pharma is further subdivided into two separate categories: makers of branded prescription drugs and over-the-counter ("OTC") medications.

Each industry category requires very different strategic capabilities in order to succeed. Producers of prescription drug medications must be capable of sustaining large investments in R&D and global sales and marketing infrastructure, while firms in the OTC drug category must have a direct to consumer marketing capability. Generic drug manufacturers are generally focused on supply chain management and manufacturing cost leadership. Biotech firms must create and defend intellectual property in specialized research fields. Because of the different attributes and cost structures involved, when a large multi-national firm acquires a biotech firm or a generic drug manufacturer, the acquirer will allow the target to operate fairly autonomously.

Key Markets

The pharmaceutical market is concentrated in 8 countries – the US, Japan, Germany, France, the UK, Italy, Spain and Canada. These 8 countries collectively accounted for more than 90% of worldwide pharmaceutical sales. Not surprisingly the US market is by far the largest market accounting for more than 50% of total pharmaceutical sales.

The Pharmaceutical Industry – at a glance[12]

	US$B	y/y growth
World wide pharmaceutical sales	$518	7%
North American pharmaceutical sales	$248	8%
Pharmaceutical sales in top 8 countries	$468	6%
Sales of top ten pharmaceutical firms	$251	6%
Global sales on oncology therapies	$24	17%
Sales of top ten branded drugs	$54	9%
Number of blockbuster drugs - $1B or more of annual sales	82	26%
Number of blockbuster drugs originating from the Biotech sector	11	57%

Oncology drugs represent the third largest therapy class – accounting for 5% of total pharmaceutical sales. In 2004 this therapy class grew almost three times as fast as the entire industry as a whole. The growth was fueled by the introduction of innovative compounds, which increased patient remission and, in some cases, patient survival from the most prevalent cancers[13]. The industry anticipates that the oncology segment will grow at a compounded annual growth rate of between 19% and 20% to 2008.

12. Figures compiled from information found in the publication titled Intelligence.360 Global Pharmaceutical Perspective 2004, an annual publication published by IMS Health Incorporated.

13. A total of 31 new compounds were launched in 2004, of this total 8 were directed at the treatment of cancer.

Business and Regulatory Environment

During the 1990's a worldwide economic recession caused governments around the world to take a closer look at their health care spending. In the process most governments found the pharmaceutical industry to be a politically tempting target, despite the fact that drug related spending accounts for less than one-tenth of total health care spending drug companies have come under increasing political pressure over pricing. So far public policy makers in the US have resisted attempts to introduce the type of formal control found in many other countries, including most of Europe and Japan, designed to influence drug supply and demand.

Industry Value Chain

Pharmaceutical firms establish a competitive advantage by developing products that are innovative, differentiated and patentable, can be developed rapidly; and marketed globally. Therefore most of the value the market ascribes to a pharmaceutical firm can be traced to its product pipeline and its sales and marketing infrastructure.

In order to control a large segment of the value chain development stage firms need to retain control over their IP and develop strong alliances with firms that possess complementary assets (e.g. CRO's, contract manufacturers and/or collaborative agreements with big pharmaceutical companies).

Industry Value Chain – Biopharmaceutical Firms



Cost structure

A distinction must be made between pharmaceutical firms that primarily sell primary care products from those that primarily sell specialty products (e.g. oncology drug class). Specialty drug makers focus their marketing efforts on influencing the purchasing decisions of large volume purchasers like hospitals and opinion leaders. Consequently specialty drug firms tend to spend less on sales and marketing than those that cater to the primary care market.

Industry Cost Structure
Mature Biopharmaceutical Companies


20-30%
15-25%
15-20%

14. The selling, general and administration expenses category consists primarily of salary and commissions paid to sales representatives (i.e. detailing).

15. Pharmaceutical firms must continually invest in new drug development to not generate revenue growth but to replace revenues that are lost to generic manufacturers as drug patents expire.

16. The cost of goods sold classification captures the cost of drug production, handling and distribution.

History and Description of the Company

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with high safety. Lorus has established a diverse, anticancer product pipeline supported by a growing intellectual property portfolio.

The Company research and development activities focus on the development of three separate therapeutic approaches, each of which is dependent on a separate technology. The anticancer drug candidates Lorus is working on fall under one of the following technologies: immunotherapies, antisense, and small molecule therapies (*Refer to discussion below under the heading Drug Development Pipeline*).

Financial Snapshot – In C$

[illegible]	[illegible]
[illegible]	$10.2 million
[illegible]	[illegible]
[illegible]	34
[illegible]	[illegible]
[illegible]	[illegible]

Lorus currently employs 34 full time employees from its principal research and laboratory facilities in Toronto, Ontario. The Company was founded in 1986 and in 1999 merged with GeneSense Technologies Inc., a company with drug development programs concentrating on genetic approaches for discovering new anticancer drugs, including the design of second generation antisense compounds with exceptional anti-tumor properties.

Ownership and Share Capitalization

The authorized share capital of the Company consists of an unlimited number of common shares, of which 209.63 million were issued and outstanding as at September 30, 2006 (the "Shares"). The Shares are currently listed on the Toronto Stock Exchange ("TSX") under the stock symbol "LOR" and the American Stock Exchange under the stock symbol "LRP". The table below sets out the price ranges and the average daily trading volume of the common shares on the TSX for the periods indicated:

	High ($)	Low ($)	Average Volume (# of Shares)
2006			
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
2005			
[illegible]	[illegible]	[illegible]	[illegible]

The closing price of the Company's common shares on the TSX was $0.23 on November 30, 2006.

Clinical Development Pipeline

The Company's lead products span three separate classes of anticancer therapies: (1) immunotherapies[17], (2) antisense therapies[18] and (3) small molecule chemotherapies[19].

The most clinically tested product in the Company's product pipeline is Virulizin®, an immunotherapy that mobilizes the body's immune system to attack and eliminate cancer cells. The Company completed a Phase III clinical trial with Virulizin® in July 2005 and received a preliminary evaluation of the trial results in October 2005. The preliminary evaluation indicated that Virulizin® failed to meet the primary endpoint. However, certain patient sub-groups, yielded interesting results demonstrating clinical significance. Lorus continues to search for a partner, to further the development of Virulizin®.

In the wake of Virulizin® Phase III results Lorus has directed its clinical development activities towards the development of its antisense technology platform[20]. The lead antisense drug candidate is GTI-2040, which is currently undergoing clinical testing under the supervision of the US National Cancer Institutes (NCI). The NCI is sponsoring 6 separate trials for GTI-2040 as a first line therapy for the treatment of a variety of cancer indications. The Company's drug development pipeline is set out in the table below:

Drug Development Pipeline


Research
Preclinical
Phase I
Phase II
Phase III
Completed
Virulizin® (Pancreatic)
GTI-2040 (Renal)
GTI-2040 (US-NCI)
(six clinical trials)
GTI-2501 (Prostate)
Small molecule program
Cyclacel license
Other potential drugs

17. Immunotherapies are a class of therapies that work against disease by attempting to produce active or immunity.

18. Antisense therapy represents a powerful means to selectively decrease expression of disease-causing genes, providing the potential of reducing malignancy while avoiding adverse side effects associated with inhibition of multiple targets common with other forms of therapy.

19. Small molecule chemotherapies target biochemical pathways that are key to the development of cancer, and are potentially capable of preventing the spread of cancer and the proliferation of cancer cells.

20. Lorus has developed a number of antisense drugs, of which the lead products are GTI-2040 and GTI-2501. These products target the two components of ribonucleotide reductase ("RNR"). RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair. RNR is made up of two components, R1 and R2, encoded by different genes. RNR is essential for the formation of deoxyribonucleotides, which are the building blocks of DNA. Since RNR activity is highly elevated in tumor cell populations and is associated with tumor cell proliferation, Lorus has developed antisense molecules specific for the mRNA of the R1 (GTI-2501) or the R2 (GTI-2040) components of RNR.

GTI-2501, Lorus' second leading antisense drug candidate, has concluded a Phase I clinical trial[21], and is currently enrolling patients in a Phase II clinical trial, in combination with docetaxel for the treatment of prostate cancer. With respect to patents, GTI-2501 received a patent in the United States, a patent allowance in Europe, and an application has been filed in Canada and other international jurisdictions.

In August 2005, Lorus announced the selection of two leading small molecule compounds from a series of novel small molecules discovered by Lorus scientists that exhibit potent anticancer activity. The results of the further characterization of these compounds were presented in April 2006, including studies that showed that the main mechanism of action of these compounds involves the induction of the tumor suppressor Krüppel-like factor 4, which its down-regulation is believed to be critical in the development and progression of certain types of cancer and comprise a novel anticancer mechanism of action. From these two compounds, LT-253 was selected as the lead compound for developments as a drug candidate for the treatment of colon carcinoma and non-small cell lung cancer, based on its potent *in vitro* and *in vivo* efficacy in xenograft models of human cancer, and on its safety profile.

In 1997 Lorus acquired the CLT analog library developed by Harvard Medical School under a license agreement. After spending [redacted] in pre-clinical development Lorus identified three small molecules, which had the potential of becoming effective anticancer drugs (i.e. NC-381, NC-383 and NC-384). In 2003 Lorus out-licensed further development and commercialization of the CLT analog library to UK-based Cyclacel Limited. Since obtaining the license Cyclacel has spent approximately [redacted] in pre-clinical testing.

Since 1986 Lorus has spent more than $100 million to acquire and develop its technology assets. The table provides a breakdown of the Company's accumulated R&D expenditures by platform category alongside its actual and planned fiscal 2006 and 2007 R&D expenditures:

Research and Development Expenditures
In Millions of US dollars

Platform	Pre-2006	2006 [redacted]
Immunotherapy	$88.8	$8.2
Antisense	27.3	2.5
Small molecule	4.2	1.5
Cumulative R&D expenditures	$100.3	$10.2

[21]. The study is being conducted at three centers and is led by Dr. Scott Berry of Sunnybrook and Womens Cancer Centre in Toronto. GTI-2501 has anticancer activity in a number of animal models of human cancer and a dose of 210.9 mg/m2/day was shown to be safe in humans in a previously completed phase I clinical trial. The presentation will cover the first phase of the clinical trial, intended to identify the safe phase II dose of GTI-2501 in combination with docetaxel. Pharmacokinetic and toxicity results will be presented small molecule chemotherapies target biochemical pathways that are key to the development of cancer, and are potentially capable of preventing the spread of cancer and the proliferation of cancer cells.

Current Financial Position and Planned Capital Requirement

As at August 31, 2006, the Company's cash position stood at $18.2 million. Senior Management anticipates that level of cash resources will adequately cover the cost of the Company's planned research & development activities for the next 12 months.

Condensed Balance Sheet - in C$000's

	August 31, 2006	May 31, 2006
Cash and short term investments	$18,159	$8,319
Other current assets	703	515
Capital assets	785	885
Intangible assets	1,324	1,742
Total assets	$20,971	$11,711
Current liabilities	$3,044	$3,015
Long term debt	11,221	11,002
Total liabilities	14,265	14,017
Shareholders' equity	6,706	(2,558)
Total liabilities and equity	$20,971	$11,711

Intellectual Property

Lorus owns or has rights to more than 30 issued and pending patent families protected in various jurisdictions around the world. As of May 31, 2006 Lorus's patent portfolio included 48 issued patents and 60 pending patent applications

Approaches Considered

Accepted business valuation practice dictates the use of a market[22], income[23] and/or cost-based[24] approach when estimating the value of an intangible asset. Although all three approaches are capable of yielding reliable and credible value indications, each approach has its own unique information requirements and focuses on the comparative, economic and/or utility characteristics of the valuation subject.

In estimating the fair market value of the Subject Property we considered the suitability of applying each of these three valuation approaches in the given fact situation and ultimately determined that an income based approach would provide the most reliable indication of the fair market value[25] of the subject property. In particular we relied primarily on variation of the standard discounted cash flow (DCF) methodology[26] particularly suited to the valuation of partly developed intellectual property assets.

Description and Identification of Subject Property

The Subject Property consists of a bundle of technology related intangible assets, consisting of the following elements:

- Issued and pending patents;
- Registered trademarks and licenses;
- Clinical data and test results and related regulatory filings;
- All proprietary information relating to the proper production, handling, storage and packaging of the drug compound;
- Product specifications and formulae;
- Existing Business plans;
- Any rights arising from future research into other possible therapeutic uses for the Company's leading drug candidates, including GTI-2040 and Virulizin®;
- Any contractual rights created for the benefit of the purchaser that would typically arise in a commercial context.

Although it is theoretically possible to value the constituent parts of the Subject Property, for purposes of this valuation we have made no attempt to do so[27].

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[22]. Market-based methodologies stress the comparative characteristics of reasonably comparable assets. This approach relies on the availability of sufficient reliable market derived transactional data.

[23]. Income based approaches rely on the principle that the value of a business asset is directly related to its underlying earnings potential.

[24]. Cost-based approaches focus on the subject property's utility characteristics. This approach is most suited to valuing special purpose assets that are relatively new, considered to be employed in their highest and best use and are unlikely to be sold or leased in the open market.

[25]. In making this determination, we considered the characteristics of the Subject Property and the lack of reliable guideline transactional data.

[26]. The method used to determine the value of the Company's leading drug candidates is referred to as the risk-adjusted net present value (rNPV) method. The rNPV method differs from conventional net present value method in so far as it allows an analyst to recognize technical risks directly through the application of clinical success rates in the determination of expected future cash flows.

[27]. A seller will typically obtain a higher price for a patent if it is sold as part of a technology bundle rather than separately. As always there are exceptions to this rule. For instance a biotech company could choose to acquire a patent for purposes of protecting its market position or simply to find other therapeutic uses for the patented technology.

Lorus Business Case

We met with Senior Management to, among other things, review the Company's current plans for developing the Subject Property and specifically establish reasonable estimates for the achievement of important development milestones. The table below identifies the key development milestones for each of the Company's lead drug candidates along with senior Management's assessment of the Company's combined probability of commercial success:

We also determined the sales potential for each lead drug candidate based on a review of the assumptions underlying the Company's revenue model. After reviewing these assumptions with Senior Management, we accepted them, as being reasonable and adopted the financial assumptions in our product NPV analyses.

Key Assumptions underlying Revenue Model

Although Lorus' antisense program is currently undergoing multiple trials for a variety of cancer indications, its business case is premised on the view that there is [redacted] probability that the antisense platform will yield a drug candidate capable of meeting its criteria for commercial success[28]. This drug candidate is expected to be marketed as a first line therapy for one of the six cancer indications[29] and also reach peak product sales of approximately US$ [redacted] million.

[28]. Lorus is likely to limit further testing of GTI-2040 and/or GTI-2501 to cancer indications that represent large patient populations and prove to be most receptive to antisense treatment. In the case GTI-2501 and GTI-2040, which are essentially competing therapies for the treatment of prostate cancer, Lorus may have to delay or drop further testing one of these compounds in order to meet one its primary objectives (i.e. attract a major collaborating partner to fund late stage development of an antisense compound).

[29]. GTI-2040 is currently undergoing Phase II clinical testing under the supervision of the US National Cancer Institutes for the treatment of colon cancer, lung cancer, breast cancer, prostate cancer, AML and large tumours. GTI-2501 is also undergoing Phase II clinical testing in Canada for the treatment of prostate cancer.

DCF Analysis

Although there are a number of variations, all DCF methodologies rest on three fundamental assessments: (1) an assessment of a stream of economic earnings or cash flows that can be properly attributed to the subject IP during a finite future period[30]; (2) an assessment of an appropriate discount factor to be used to convert the future cash flow stream into a capital sum[31]; and (3) an assessment of the continuing or terminal value of the subject IP, if any, at the end of the finite future period. This latter assessment is dependent on, among other things, the remaining useful life of the subject IP and the extent to which the IP holder can extend the economic life of the subject IP through re-investment.

Economic Income

As our measure of economic income we selected the level of royalty income anticipated from each of leading drug candidates. This measure of economic income is defined in the table below:

[30]. This measure of income is referred to as economic income and it represents the total investment return prospective purchasers can expect to realize from their investment. The total return on investment will generally come in the form of dividends, interest, discretionary bonuses and capital gains realized from the ultimate sale of the subject business interest.

[31]. The appropriate discount rate will be a function of the firm's opportunity cost of capital, and is determined by referring to the rates of return available on private equity investments with comparable return and risk characteristics.

Discount Rate Selection

In selecting an appropriate range of discount rates to apply to the future stream of economic income we relied on two asset pricing models: (1) the Gordon Growth Model ("GGM"); and the (2) modified Capital Asset Pricing Model ("MCAPM").

In applying the GGM we referred to the earnings outlook of the pharmaceutical industry, as reflected in forward-looking data compiled by Ibbotson Associates[32]. The key parameters we incorporated in our GGM are set out in the table found below:

Parameters	Measure
Earnings yield	3.6%
CAGR in earnings – next five years	18%
CAGR in earnings – thereafter	6%
Forward P/E ratio	24.2x
Implied discount rate	12%

Similarly, in applying the MCAPM we referred to estimates of the industry cost of capital, as compiled by Ibbotson Associates[33]. The key parameters incorporated in MCAPM are set out in the table below:

Parameters	Measure
Risk free rate	5%
Market risk premium	6%
Asset beta	0.74
Premium for specific investment risks	2% to 3%

Based on an analysis of the relevant factors it is our view that a discount rate of 12% is appropriate. This discount rate is representative of the Company's unlevered after tax cost of equity capital, exclusive of technical/regulatory risk.[34]

Terminal Value of the Subject Property

For purposes of our analysis we have assumed that the Subject Property will have no residual value 12 years after commercial launch (i.e. the economic life of the subject IP does not extend beyond the projection period).

[32]. Cost of Capital 2006 Yearbook, Data compiled through June 30, 2006 for publicly listed pharmaceutical companies falling under SIC code 2836.

[33]. Ibid.

[34]. Regulatory risk is captured directly in our probability weighted DCF analysis.

Summary Conclusion

Based and subject of the foregoing we have determined the fair market value of the Subject Property to be US$33.1 million. Our supporting analysis is detailed in Schedule A-1 accompanying this report.

As a test of reasonableness we compared our value assessment to the corresponding value the public markets have ascribed to the Company's technology assets at the valuation date. Our analysis is set out below:

[35]. En bloc fair market value of the Subject Property of US$33.1 million translated into Canadian dollars at an exchange rate of $1.14.

[36]. Management estimates that Lorus' future tax assets have a present value in the range of $7.5 million and $9.5 million.

Market Trading Analysis

Our sample of guideline companies consists of 10 publicly listed biopharmaceutical companies involved in the development of cancer drugs[37]. Our regression analysis supports the view that market price to book value multiple is the valuation metric that best explains the cross-sectional variation of the market values of development stage biotechnology firms. Our analysis is set out in Schedule B-1 accompanying this report.

Precedent Transaction Analysis

We conducted an analysis of 7 mergers and acquisitions completed during the period from 2001 to 2005 involving firms involved in the development of oncology drugs. The focus of our precedent transaction analysis is on expressing transaction prices as a multiple of the target firm's average annual R&D expenditures during the last three fiscal years preceding the transaction. Our detailed analysis is found in detailed form on Schedule B-2 and has been summarized below:

M&A activity involving biopharmaceutical firms

Descriptive Statistics	Price to R&D
Mean	3.3x
Median	3.6x
Maximum	4.8x
Minimum	1.4x
Lorus	3.6x

[37]. In performing our analysis we selected wealth management firms that, for purposes of this valuation analysis, were deemed to be reasonably comparable to Lorus. However it should noted that none of the selected firms are considered identical to Lorus.

Assumptions

The following is a list of the assumptions we relied upon in developing our fair market value opinion. These assumptions are in addition to the specific assumptions set out throughout this report:

- The annual financial statements of the Company, which have been presented in summary form in this report (the "Financial Accounts") properly disclose all contingent liabilities, unusual contractual obligations and commitments or litigation pending or threatened as at the Valuation Date;
- All material transactions reflected in the Financial Accounts were consummated at normal commercial terms and conditions;
- The Company was the beneficial owner of the Subject Property at the Valuation Date, its ownership being free and clear of any liens or encumbrances unless otherwise stated;
- Following the Valuation Date the Subject Property will continue to be subject to responsible ownership and competent management;
- With the exception of those agreements governing the subject transactions described herein there are no agreements or contracts currently being considered that would have a material effect on the future operations and financial position of the Company;
- The legal description of the Subject Property, provided by management, is accurate and complete in material respects. Unless otherwise stated, there are no hidden or unapparent conditions regarding the Subject Property that would restrict its marketability; and
- The Company is in full compliance with all federal, provincial and local laws and regulations.

Limiting Conditions

We have assumed that there has been no material change or omission of material fact relating to any aspect of the Information, described in this report, that has not been disclosed to us, which would reasonably be expected to materially affect the valuation conclusions expressed herein.

In order to arrive at our fair market value assessment we have also relied on certain assumptions with respect to the general business, economic conditions and other matters, many of which are beyond our control. Although it is our view that the assumptions reflected in our valuation analysis are appropriate in the circumstances, some or all of these assumptions may ultimately prove to be incorrect.

Our valuation analyses must be considered as a whole and that selecting portions of our analyses or any factor considered therein in isolation could create a misleading view of the process underlying our opinion. The preparation of a valuation is a complex process and is not susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Public, industry and statistical information have been obtained from sources we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without further verification.

This report is not intended for general circulation or publication, nor is it to be reproduced or used for any purpose other than that outlined in this report without our written consent in each specific instance. We will not assume any responsibility or liability for any losses arising from the circulation, publication, reproduction or use of this report contrary to the provisions of this paragraph.

We reserve the right but are under no obligation to review all calculations referred to in this report and, if considered necessary by us, to revise our conclusions in light of any additional information existing at the Valuation Date, which becomes available to us subsequent to the date of this report.

It is understood, by expressing this opinion, we are not required to give testimony and/or be in attendance in court with reference to the Subject Property, unless proper arrangements are made in advance.

Valuation Opinion

Based upon and subject to the foregoing, it is our opinion that the fair market value of all the Subject Property amounts to US$33.1 million at the Valuation Date (*Refer to detailed analysis found on Schedule A accompanying this report*).

Yours truly,

Frank De Lisio, CA•CBV

Frank De Lisio, B. Comm, C.A., C.B.V.
Curriculum Vitae

Range of Experience

Since 1987, Mr. De Lisio has been involved in completing hundreds valuation studies for a variety of clients representing a variety of industries. Since 1999, Mr. De Lisio has also been providing significant valuation and litigation support assistance to a number of accounting, legal and investment firms. During the last 15 years Mr. De Lisio has obtained extensive experience developing valuation opinions, fairness opinions, business plans, cash flow projections, valuation decision models and information circulars and has qualified as an expert witness in the Ontario Superior Court of Justice

Mr. De Lisio is a partner of C/A Valuations Inc., a specialty accounting firm focused in the areas business valuations, accounting analysis and dispute resolution, and corporate finance. C/A Valuations is a member of the Tax Specialist Group, a North American network of independent accounting and legal firms focused in the areas of international tax, succession and estate planning.

Mr. De Lisio began his career in 1980 as a student-in-accounts for Deloitte Touche. During the next 7 years Mr. De Lisio remained in the field of public accounting providing assurance and business advisory services to small and medium sized businesses. In 1987, Mr. De Lisio joined the financial advisory services practice of Price Waterhouse. During the next nine years Mr. De Lisio obtained extensive experience in the fields of business valuation, quantification of economic damages and investigative accounting. Prior to joining C/A Valuations Mr. De Lisio was a partner in an independent financial advisory firm based in Mississauga, Ontario.

Education and Professional Designations

- University of Toronto, B. Comm., 1980
- Chartered Accountant, 1983
- Chartered Business Valuator, 1994

Areas of Specialization

- Acquisition and due diligence reviews
- Business valuations
- Investigative accounting and analysis
- Preparation of business plans and financial projections
- Quantification of economic damages

Professional Memberships and Affiliations

- Canadian Institute of Chartered Accountants
- Institute of Chartered Accountants of Ontario
- Canadian Institute of Chartered Business Valuators
- American Society of Appraisers

Frank De Lisio, B. Comm, C.A., C.B.V.
Curriculum Vitae

Industry Experience

Since 1980 Mr. De Lisio, has assisted numerous clients operating in a variety of industries, including:

- A broad spectrum of manufacturing
- Construction and real estate
- Consumer products
- Cable television systems
- Franchising
- Transportation
- Public sector privatization initiatives
- Pharmaceuticals
- Computer hardware and software
- Financial services
- Mining, precious metals
- Utilities

Publications, seminars and workshops

Mr. De Lisio has published a valuation newsletter aimed at private business owners and their advisors, has participated in a series of succession and estate planning seminars and workshops and has spoken on a number of occasions on valuation topics of interest to accounting and tax practitioners.

Contact Information

C/A Valuations Inc.
2225 Sheppard Avenue East, Suite 1001
Atria III, Toronto, Ontario, M2J 5C2
Tel: 416.498.5285 Fax: 416.498.9501
e-mail: delisio@cavaluations.com